Exhibit 2

RESOLVED, that it is the finding of Boards of Directors/Trustees of Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust, (each a “Company,” and, collectively, the “Companies”), including each of the Directors/Trustees who is not also an interested person as that term is defined by the Investment Company Act of 1940 (“1940 Act”), that the form and amount of the fidelity bond issued by ICI Mutual Insurance Company in the principal amount of $75 million (75 Million Dollars) for the periods discussed at this Meeting (the “Bond”), and an aggregate premium in the amount of $416,037, is in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the 1940 Act; and

FURTHER RESOLVED, that the Directors/Trustees have determined that the portion of the premium allocated to each Company for such Bond is fair and reasonable based upon the number of parties named as insureds on such Bond, the nature of the business activities of each of the insureds, the amount of the Bond, the total premium for the Bond, the ratable allocation of the premium, and the extent to which the share of the premium allocated to each series is less than the premium the series would have to pay if it provided and maintained a single insured bond; and

FURTHER RESOLVED, that the participation by each Company in the joint fidelity bond described above is fair and reasonable and in the best interests of each Company and its shareholders; and

FURTHER RESOLVED, that the actions taken by management in securing said Bond, including the allocation of the portion of the premium of $0 for payment by Excelsior Funds, Inc., $0 for payment by Excelsior Tax-Exempt Funds, Inc. and $0 for payment by Excelsior Funds Trust be and hereby are approved; and

FURTHER RESOLVED, that the officers of the Companies be, and each of them hereby is, authorized to execute such documents and papers as may be required by the rules and regulations promulgated under the 1940 Act; and

FURTHER RESOLVED, that the Secretary/Clerk of each Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Trusts’ joint fidelity bonds required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the agreements regarding the renewed joint fidelity bonds ratified pursuant to the preceding resolutions,

stating that, in the event recovery is received under one or both of the bonds as a result of the loss by a Fund and one or more of the other named insureds, each such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act, are hereby ratified and continued.